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WRITER'S DIRECT NUMBER:

(212) 848-7205

November 5, 2003

BY HAND


03037198

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151

Ladies and Gentlemen: :

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the consolidated financial results for the third quarter 2003 and submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.


THOMSON
FINANCIAL

Very truly yours,

Ana Claudia Silva
Associate

NYDOCS01/961755.1



TELEFONICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results for the third quarter of 2003

Press Release, October 31, 2003 (09 pages)



RECD S.E.C.
NOV - 5 2003
1086

For more information, please contact:
Charles E. Allen
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil.
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo – Brazil; October 31, 2003) TELEFONICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced its consolidated financial results for the third quarter of 2003, ended September 30. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and Law # 10.303 of 10/31/01 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Unaudited Figures in Reais (Thousand)	**Sep-03**	**Sep-02**	**Variation**
Net operating revenues	390,533	291,206	*34.1%*
EBITDA [1/]	40,786	22,748	*79.3%*
EBITDA margin(%)	10.4%	7.8%	*2.6 p.p.*
Operating income	(47,714)	(68,115)	*-30.0%*
Income before income tax, social contribution	(46,231)	(71,752)	*-35.6%*
Net income	(31,302)	(64,572)	*-51.5%*
Shares outstanding (bn)	1,071	1,071	*0.0%*
EPS (000)	(0.03)	(0.06)	*-51.5%*

1/ EBITDA = Operating Income + Depreciation

Highlights

- **The EBITDA** grew 79.3%, rising from R$22.7 million in the 9M02 to R$40.8 million in the 9M03, improving the EBITDA margin from 7.8% to 10.4% in the same period, showing the positive evolution of the Company and contributing to the reduction of the losses.

Operating Results Highlights

- **Accumulated net operating revenues** for the 9M03 reached R$390.5 million. When compared with the R$291.2 million of the 9M02, it results in an increase of R$99.3 million, or 34%.

- **Switched packaged data services** grew R$97.4 million, or 42.8%, when comparing the 9M03 with the 9M02, mainly because of the growth in the national services and in the Value Added Services.

- **SPEEDY Link / Switched IP data packages services** grew R$39.2 million, or 66.8%, when comparing the 9M03 with the 9M02, mainly due to the SPEEDY Link access service.

- **Commissions** are mainly composed of the revenues of voice commission from Telesp. These revenues, until the last quarter were presented within Other Operating Revenues and was reclassified. Comparing the accumulated revenues for the 9M03 with the 9M02, a reduction of R$6.2 million, or 8.6% is shown. This decrease was mainly due to the end of the contract that permitted the collection of commissions on SPEEDY subscribers in August 2002.

- **Deductions (taxes and others):** increased R$31.2 million, or 39.5%, when comparing the 9M03 with the 9M02, as a result of the increase in revenues.


EBITDA - Annual
R$ Million
Net Operating Revenue
EBITDA
Operating Income
Income Before Income Tax, Social Contribution
Net Income
(100.000)
-
100.000
200.000
300.000
400.000
Until Sep/02
Until Sep/03

Operating Expenses / Other Operating Revenues Highlights

Operating Expenses / Other Operating Revenues accumulated until September 2003, when compared to the same period of last year, grew R$81.3 million, or 30.3%.


Operating Expenses - Annual
R$ Million
Taxes
(50)
-
50
100
150
200
250
300
Until Sep/02
Until Sep/03

The changes are explained as follows:

- **Personnel Expenses** reached R$64.4 million until September 2003, an increase of R$4.7 million or 7.9% compared to the 9M02. The average headcount in 2003 until September was 825 employees, and it grew due to the increase registered in the volume of businesses.

- **General operating / administrative expenses** reached R$276.6 million in the 9M03, a R$79.0 million growth compared to the 9M02. The growth was due to the increased expenses with infrastructure rental, last mile and Network Backbone, as well as expenses with commissions of data related to Telesp's clients.

- **Taxes** increased R$2.8 million in the 9M03 when compared to the 9M02. This was due to the increase in operating revenues and, as a consequence, increases on taxes like FUST and FUNTTEL.

- **Provisions for bad debt** presented a decrease of R$4.7 million when comparing the 9M03 with the 9M02, representing 0.74% of the net operating revenues. The provisions for bad debt are established in accordance to the conservatism accounting principle.

- **Other operating revenues (expenses)** in past quarters included the revenues originated in voice commissions and data expenses with Telesp, which are now reclassified in Operating Revenues.

- **Depreciation** reached R$57.9 million in the 9M03, a R$6.3 million, or 12.2% increase in comparison to the 9M02, mainly caused by the growth of the plant in service.

- **Net financial revenues / (expenses):** for the 9M03 presented an improvement in the results of R$8.7 million when compared to the 9M02. Since the indebtedness and operating result of the Company are significantly affected by the risk of the exchange rate, the Company has signed hedging contracts with financial institutions in order to reduce the risk of the exchange rate. As of September 30, 2003, part of the financial debt was tied to foreign currency (American dollar, euro and yen), covered by active positions in hedge operations (swap to CDI). The swap transactions were executed to cover the total volume of debt related to foreign currency. The gains or losses of these operations are accounted for, in the financial statements. In the 9M03, those transactions generated a negative net consolidated result of R$36.7 million. The Company registered a balance of R$7.4 million in the current liabilities in order to reflect the temporary loss in those operations.

Non-operating result: showed an increase of R$5.1 million when comparing the 9M03 with the 9M02, mainly related to the complementary provision in the balance of assets to be sold.

LOANS AND FINANCING: As of September 30, 2003, the Company had R$152.5 million in loans and financing (R$159.5 million as of June 30, 2003), from which R$125.1 million were obtained at fixed interest rates (R$128.7 million as of June 30, 2003) and R$27.5 million (R$30.7 million as of June 30, 2003) were obtained in local currency at variable interest rates (CDI). Even though part of the debt has been contracted at fixed interest rates, the Company contracts hedge operations to tie those debts to the local currency, with floating interest rates indexed to the CDI. As a consequence, the financial result of the Company is affected by the variations of those rates. Nevertheless, the Company invests the surpluses of cash and cash equivalents (financial applications of R$12.9 million as of September 30, 2003 and R$7.0 million as of June 30, 2003). Book value of those instruments is close to market value, because of their short-term maturity.

ADDITIONAL INFORMATION

- **Transactions with Associated Companies** – are executed under the usual market conditions The main transactions with associated companies, developed by this Company and its subsidiary, refer to a loan agreement with a company of the Group, rendered telecommunication services and other services, besides receivables due to fees from voice transmission services rendered by Telesp to the Company's clients and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

- **Net Equity Merged -** Company merged the net equity spun-off from Telecomunicações de São Paulo S.A. (former holding company of Telefônica Empresas S.A.) represented by amounts receivable from Telefônica Empresas S.A. and the investment held in the capital of that wholly owned subsidiary, at the book values as of December 31, 2000. The subsidiary Telefônica Empresas S.A. was formed on August 3, 2000. At the Extraordinary General Shareholders' Meeting held on November 24, 2000, the capital increase in the amount of R$ 198,285 by Telecomunicações de São Paulo S.A. - TELESP, was approved, being: (i) R$ 108,285 through checking of assets according to an appraisal report prepared by experts and dated October 27, 2000, including the transfer of the authorization of the right to those services; and (ii) R$90,000 in cash. With the previous authorization of National Telecommunications Agency - Anatel, in the terms of Law 9472 from July 16, 1997, the subsidiary start-up was on December 1, 2000, and until this date the services were provided by its former holding company. The amounts related to the movement of several balance sheet accounts, part of the capital contribution of the former holding company, were transferred to the Company at its start-up, representing a liability of R$16,635 at that date, of which R$13,934 were spun-off and merged by the Company. On June 27, 2001, through a Contract to Subscribe Shares and other established agreements, the Company made investments in Figueira Administração e Participações S.A. in the amount of R$ 495,080, corresponding to 50% of the capital (represented by 3,837,651 common shares and 7,675,302 preferred shared). Figueira Administração e Participações S.A. was controlled by Banco Itaú S.A. and detained the necessary assets to operate the corporate telecommunication network of said bank. It also detained a 20% participation in voting shares and 100% in non-voting shares of Galáxia Administração e Participações S.A., a company that will have the authorization to render telecommunication services classified as Limited Specialized Services (Serviço Limitado Especializado - SLE). On July 27, 2001, Figueira Administração e Participações S.A. was partially spun-off and had its operating assets and investments in Galáxia Administração e Participações S.A. transferred to the new company, which will be controlled by the Company, and named Spanish Participações S.A. This represents R$ 37,828. Thus, the goodwill and investment value determined according to the financial statements prepared having as the date for reference the day of the partial spin-off amounts R$ 456,478. This value has as economic fundamental, the future profitability expectations that will be redeemed according to the current legislation.

SUBSEQUENT EVENT – CHANGE IN STRUCTURE

According to relevant Fact published on October 10, 2001, it was submitted to the shareholders and quota holders a corporate restructuring proposal, which consisted of the incorporation of West Village Participações Ltda. (West Village) by Spanish Participações S.A. (Spanish) and the incorporation of the last one by Telefonica Empresas, wholly owned subsidiary of TDBH. The corporate restructure aims to reduce costs, specially the ones related to logistics, sales efforts and administrative costs. t shall also simplify internal routines and maximize the use of the available resources. The corporate restructuring shall make possible for Telefonica Empresas the utilization of the tax benefits derived from the amortization of the goodwill held by West Village. The restructuring was implemented as follows: (a) Capital contribution at West Village, with investments withheld at the controlled Spanish, according to its accounting values; (b) The incorporation of West Village by Spanish. In order to avoid that the amortization of the premium registered in the West Village's account affects negatively the dividends' flow of Spanish's shareholders, West Village will

constitute a provision, which seeks to maintain the integrity of the assets of the company. The shareholders of the controlled company received one stock issued by Spanish per each share capital held. The total amount of the goodwill was registered in a deferred asset account of Spanish and it will have a special reserve to goodwill as counterpart during the incorporation of the shareholders' equity; (c) Spanish was incorporated by Telefônica Empresas S.A. and the same accounting treatment was given to the goodwill, the goodwill special reserve and the provision to maintain the integrity of the assets of the company. The company received, due to the extinction and incorporation, a new stock issued by Telefônica Empresas S.A. per each stock previously held. As a result of said restructuring, there are no changes in the voting rights, dividends and shareholders' equity rights for the shareholders of Telefónica Empresas S.A. The amounts to be used for this restructuring shall be evaluated based on the book value of the involved companies and the valuation of an specialized company according to the current legislation, on the base dates of September 30, 2001 and October 10, 2001 in the case of West Village. The said restructuring did not need the ANATEL approval nor from any other regulator.

Shareholders' Equity – Capital Stock

The Capital Stock of TDBH on December 31, 2001 was R$ 207.8 million, represented by 165,322,469,526 common shares and 328,342,876,111 preferred shares, all book entry shares and without nominal value. Since April 04, 2002, when the 1st General Ordinary Shareholders' Meeting and 2nd General Extraordinary Shareholders' Meeting took place, the Company is authorized to increase its capital stock to the limit of 1.500.000.000.000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares it is not mandatory to issue new ON and PN shares in any given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit of two thirds of the issued shares. The increase of the capital stock was approved by the Board of Directors on session held on February 26th, 2002, for an amount of R$ 495,080 with the issuance of 577.488.040.325 new shares, 193.393.661.901 of which are nominal common shares and 384.094.378.420 are nominal preferred shares traded at R$ 0,8573 per block of one thousand shares. The capital stock went from R$ 207,799 to R$ 702,880, represented by 1.071.153.385.962 shares, of which 358.716.131.431 are common shares and 712.438.254.531 are preferred shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by a shareholders' meeting held on the same date. In the spin off of Telecomunicações de São Paulo S.A. - Telesp and incorporation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 8, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company".

Telefonica Data Brasil Holding - Business

The Company's businesses are among others, to control the subsidiary that operates the package switched service network, as well as to operate other services related to telecommunication activities; promote, through subsidiaries or affiliates, the expansion and implementation of package switched service network and other related services in its authorized area; to promote, to do or to guide the acquisition (from internal and external sources) of resources to be used by the Company

or its subsidiary; make or promote the import of assets and services for the subsidiary, perform other activities which are similar or related to its objective and hold interest in the capital of other companies.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheets and Table **3** shows the loans and financing and the shareholding structure.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the periods ended September 30, 2003 and 2002
Corporate Law Method
(Unaudited)
(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated		
	Sep-03	Sep-02	*var.*	3Q03	3Q02	*var.*
Gross Operating Revenue	**500,522**	**370,033**	*35.3%*	**195,215**	**134,587**	*45.0%*
Data Transmission	423,087	286,473	*47.7%*	163,321	111,429	*46.6%*
Switched Packaged	325,086	227,705	*42.8%*	117,765	84,694	*39.0%*
Speedy link / Switched IP	98,001	58,768	*66.8%*	45,556	26,735	*70.4%*
Commissions (*)	66,299	72,500	*-8.6%*	23,671	22,586	*4.8%*
Other telecommunications services	11,136	11,060	*0.7%*	8,223	572	*1,337.6%*
Taxes + others	(109,989)	(78,827)	*39.5%*	(43,290)	(28,901)	*49.8%*
Net operating revenue	390,533	291,206	*34.1%*	151,925	105,686	*43.8%*
Operating expenses	(349,747)	(268,458)	*30.3%*	(131,231)	(94,025)	*39.6%*
Payroll and related charges	(64,396)	(59,703)	*7.9%*	(23,005)	(19,853)	*15.9%*
General and administrative expenses	(276,616)	(197,593)	*40.0%*	(105,715)	(71,687)	*47.5%*
Taxes	(7,040)	(4,203)	*67.5%*	(1,872)	(1,391)	*34.6%*
Provisions	(2,904)	(7,597)	*-61.8%*	(745)	(847)	*-12.0%*
Investment gains (losses)	-	5	*-100.0%*	-	-	-
Other operating revenues / (expenses)	1,209	633	*91.0%*	106	(247)	*-142.9%*
Earnings before interest taxes, depreciation and amortization - EBITDA	40,786	22,748	*79.3%*	20,694	11,661	*77.5%*
Depreciation and amortization	(57,872)	(51,568)	*12.2%*	(20,110)	(18,715)	*7.5%*
Financial revenues	56,003	93,778	*-40.3%*	6,933	78,060	*-91.1%*
Financial expenses	(86,631)	(133,073)	*-34.9%*	(16,238)	(96,322)	*-83.1%*
Operating income	(47,714)	(68,115)	*-30.0%*	(8,721)	(25,316)	*-65.6%*
Nonoperating revenues (expenses)	1,483	(3,637)	*-140.8%*	40	479	*-91.6%*
Income before income tax and social contribution	(46,231)	(71,752)	*-35.6%*	(8,681)	(24,837)	*-65.0%*
Income tax	10,902	5,854	*86.2%*	2,060	-	-
Social contribution	4,027	1,326	*203.7%*	742	-	-
Net income	(31,302)	(64,572)	*-51.5%*	(5,879)	(24,837)	*-76.3%*

(*) Relates to commissions for voice services rendered by Telesp to clients of of controlled company Telefônica Empresas S.A.

Note: When applicable and for comparison reasons, the income statements related to September 30, 2002 were reclassified.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

At June 30, 2003 and March 31, 200

Corporate Law - Unaudited

(in thousands of reais - R$)

ASSETS	Consolidated Sep-03	Consolidated Jun-03
Current Assets	**125,026**	**113,946**
Cash and cash equivalents	17,212	7,808
Cash and bank accounts	4,339	812
Financial investments	12,873	6,996
Accounts receivable	106,892	104,842
Accounts receivable from customers	107,465	106,437
Allowance for doubtful accounts	(21,657)	(23,027)
Recoverable taxes	14,577	17,671
Other recoverable expenses	2,069	1,824
Maintenance inventorie	4,394	1,888
Temporary gains from hedgin	-	-
Other assets	44	49
Recoverable advances	922	1,296
Long-term assets	**218,159**	**214,699**
Receivables from associated companies	3,824	3,424
Recoverables taxes	214,335	211,275
Permanent Assets	**573,867**	**583,017**
Investiments	-	-
Property, plant and equipment - net	271,876	280,780
Deffered results	301,991	302,237
Total Assets	**917,052**	**911,662**

LIABILITIES	Consolidated Sep-03	Consolidated Jun-03
Current Liabilities	**290,551**	**276,235**
Payroll and related charges	19,854	18,409
Suppliers	29,809	29,696
Income tax and contributions	20,201	17,101
Loans and financing	146,186	150,079
Payables to associated companies	65,077	46,211
Consignments	948	952
Temporary loss from hedging	7,366	12,699
Other liabillities	1,110	1,088
Long-term liabilities	**7,434**	**10,482**
Income tax and contribution	10	12
Loan and financing	6,339	9,391
Accrual for contingencies	410	404
Other liabilities	675	675
Shareholders' equity and funds provided for future capitalization	**619,067**	**624,945**
Shareholders' equity	702,879	702,879
Capital Stock	(83,812)	(77,934)
Retained earnings / (losses)		
Total liabilities	**917,052**	**911,662**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Loans and Financing

	Currency	Interest rate	Maturity	Balance as of Sep/03		
				Short Term	Long Term	Total
Loans denominated in foreign currency	USD	1.30% to 27.50%	Until 2004	93,315	-	93,315
Financing with related company - foreign currency	EUR	4.14%	12/21/2003	31,759	-	31,759
Financing in local currency	R$	103% of CDI	Until 2004	21,112	6,339	27,451
Total				146,186	6,339	152,525

The compositon of loans denominated in foreign currency is as follows:

	Currency	Interest rate	Sep-03
Resolution 2770	USD	3.00% to 5.00%	16,132
Resolution 2770	YEN	1.30%	55,161
Debt assumption [1/]	USD	23.30% to 27.50%	22,022
			93,315

1/ The loans denominated "Debt assumption" are the result of operations with financial institutions, where the controlled company Telefônica Empresas S.A assumed third parties loans along those institutions when it received the corresponding resources.

Shareholding structure

As of September 30, 2003

TDBH S/A	Common	Preferred	Total
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	**94.50%**	**93.98%**
Others	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	**5.50%**	**6.02%**
Total number of shares	**358,716,131,431**	**712,437,254,531**	**1,071,153,385,962**